Pepco Holdings, Inc. and Subsidiaries
Quarter Ended September 30, 2003

| | Issued during Quarter | | | Balance at End of Quarter | | | |
| | | | | | | | |
Company	Common Stock	External Long-Term Debt	Long-Term Promissory Notes	Short-Term Promissory Notes	Money Pool Advances (1)	External Short-term Debt	Capital Contributions Received
Atlantic City Electric Company	0	0	0	0	0	51,400,000[2]	0
ATE Investment, Inc.	*	*	*	*	*	*	*
Atlantic Southern Properties, Inc.	*	*	*	*	*	*	*
Conectiv Properties and Investments, Inc.	*	*	*	*	*	*	*
Potomac Capital Investment Corporation	*	*	*[3]	*	*	*	*

[1] Money pool interest rate at end of quarter = 1.21%

[2] Weighted average interest rate at end of quarter = 1.20%

[3] Note issued to PHI on 7/28/03 at interest rate of 4%. Maturity date is 1/1/05.

* Confidential treatment requested.